EXHIBIT 99.2
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
SEGMENT INFORMATION
The Americas segment operating income for prior periods has been restated to reflect the elimination of intercompany profit between the former North America and Latin America strategic business units ("SBUs"). Also, certain start-up costs related to the construction of our new manufacturing facility in San Luis Potosi, Mexico were reclassified from Other (Income) Expense to Americas operating income to align to the change in reported segments beginning in 2016. Finally, certain reclassifications affecting Interest Expense, Other (Income) Expense and segment assets were made due to the adoption of new accounting guidance regarding the presentation of debt issuance costs. Refer to Note 1.

	Six Months Ended	Nine Months Ended
	June 30,	September 30,
(In millions)	2015	2015
Sales:
Americas	$4,659	$7,057
Europe, Middle East and Africa	2,596	3,924
Asia Pacific	941	1,399
Net Sales	$8,196	$12,380
Segment Operating Income:
Americas	$606	$982
Europe, Middle East and Africa	181	335
Asia Pacific	151	223
Total Segment Operating Income	$938	$1,540
Less:
Rationalizations	62	82
Interest expense	217	322
Other (income) expense(1)	(119)	(124)
Asset write-offs and accelerated depreciation	2	5
Corporate incentive compensation plans	35	61
Intercompany profit elimination	14	6
Retained expenses of divested operations	4	6
Other(2)	36	64
Income before Income Taxes	$687	$1,118

(1)
Other (income) expense includes royalty income of $155 million attributable to a one-time gain on the recognition of deferred income resulting from the termination of a licensing agreement associated with the sale of our former Engineered Products business that is not included in segment operating income.

(2)	Primarily represents unallocated corporate costs including certain costs for one-time strategic global initiatives.

EXHIBIT 99.2 (cont.)
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
SEGMENT INFORMATION

	Six Months Ended	Nine Months Ended
	June 30,	September 30,
(In millions)	2015	2015
Rationalizations:
Americas	$5	$12
Europe, Middle East and Africa	54	66
Asia Pacific	3	4
Total Segment Rationalizations	$62	$82

Net (Gains) Losses on Asset Sales:
Americas	$(1)	$(2)
Europe, Middle East and Africa	5	16
Asia Pacific	(6)	(6)
Total Segment Asset Sales	$(2)	$8
Corporate	1	1
	$(1)	$9

Asset Write-offs and Accelerated Depreciation:
Europe, Middle East and Africa	$2	$5
Total Segment Asset Write-offs and Accelerated Depreciation	$2	$5